COUNTRYSIDE
POWER INCOME FUND

www.countrysidepowerfund.com

07020136

RECEIVED

2007 JAN -3 A 6:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED

JAN 09 2007

THOMSON FINANCIAL

SUPPL

December 21, 2006

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following document which is required to be filed promptly with the Securities and Exchange Commission:

1. News Release – Countryside Power Income Fund Confirms Cash Distribution for November 2006
2. Form 5 Submission – Dividend/Distribution Declaration (Countryside Power Income Fund)
3. Form 1 Submission – Change in Issued and Outstanding Securities (Countryside Canada Power Inc.)

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

dlw 1/8

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

RECEIVED
2007 JAN -3 A 6:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Confirms Cash Distribution for November 2006

(London, Ontario, December 18, 2006) – Countryside Power Income Fund (TSX: COU.UN) (the "Fund") today announced that it confirms its previously declared distribution of $0.0863 per unit on December 29, 2006 to unitholders of record as of November 30, 2006.

The Fund's syndicate of lenders are granting a short-term waiver of the cross-default provision under its existing credit agreement that enables it to make the November cash distribution to unitholders on December 29, 2006. The cross-default provision was triggered by U.S. Energy Biogas Corp's ("USEB") failure to pay debt service to the Fund under the USEB loan agreement and the voluntary filing by USEB for reorganization under Chapter 11 of the U.S. Bankruptcy Code on November 29, 2006.

"We are pleased that our lenders have worked with us to facilitate our payment of unitholder distributions for November," said Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC. "The USEB filing has created an unusual situation for the Fund, and we appreciate the cooperation and understanding of our lenders and unitholders while we seek to secure all amounts due under the USEB loan agreement."

The Fund is currently in discussions with its lenders regarding a long-term solution which would provide the Fund with greater financial flexibility to support ongoing distributions and to meet its growth commitments, including the construction of the new London cogeneration facility scheduled to be completed in 2008. The Fund owns, indirectly, natural gas-fired cogeneration assets based in California which are unencumbered, and it currently intends to offer these assets as collateral to the lenders as part of a restructuring of its credit facility. There can be no assurance as to the outcome of these discussions with the lenders.

The Fund holds indirect investments in USEB through a loan made from a Canadian operating subsidiary. The loan is secured by all of USEB's assets, which include 22 renewable power and energy projects located in the United States, as well as required reserve accounts holding more than US$32 million in liquid assets (as of June 30, 2006). In the twelve-month period ended September 30, 2006, the Fund generated approximately $40.6 million in cash flow from operating assets before Fund-level overhead, taxes and interest expense. Of that amount, approximately $13.4 millon of cash flow was received from USEB during the same period in the form of scheduled principal and interest payments. Therefore, USEB's debt service payments represented 33% of cash flow from

operating assets during the twelve-month period ended September 30, 2006. Although it was previously reported by the Fund that USEB had made its full debt service payment of approximately $1.1 million on November 30, 2006, the information initially received by the Fund was inaccurate due to the delayed settlement of the foreign exchange transaction with the financial intermediaries through which USEB's monthly payments are made. As a result, the Fund did not receive any debt service payment from USEB on November 30, 2006.

In connection with the reorganization filing by USEB, the Fund intends to enforce its rights as senior secured lender, including seeking protection for the continuation of debt service payments on the USEB loan.

December 2006 Distribution

On October 20, 2006, the Fund announced the December cash distribution in the amount of $0.0860 that would be payable on January 31, 2007, to unitholders of record as of December 29, 2006. In light of the ongoing discussions with its lenders, the Fund cannot confirm at this juncture if the December 2006 distribution will be paid. Nevertheless, to the extent that the Fund is able to make the distribution, it still intends that the amount of $0.0860 will be payable on January 31, 2007 to unitholders of record as of December 29, 2006.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 31, 2006, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Further information:

Andrew Kondraski
Senior Account Executive
BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0860	CDN	12/18/2006	12/29/2006	01/31/2007

Details: Estimated Distribution for December replaces Oct 20 declaration in that it is conditional upon credit facility waiver (see press release).

Filed on behalf of the Issuer by:

Name:	Nicole Archibald
Phone:	5194350298
Email:	narchibald@countrysidepowerfund.com
Submission Date:	
Last Updated:	12/18/2006

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Canada Power Inc.
Symbol :	CSD.DB.U
Reporting Period:	11/01/2006 - 11/30/2006

Summary

Issued & Outstanding Opening Balance :	441,610	As at :	11/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	441,610		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	12/07/2006